September 21, 2009

VIA EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	América Móvil, S.A.B. de C.V. Form 20-F for Fiscal Year Ended December 31, 2008 Filed June 30, 2009 File Nos. 000-32245 and 001-16269

Dear Mr. Spirgel:

By letter dated August 28, 2009, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on América Móvil, S.A.B. de C.V.’s annual report on Form 20-F for the fiscal year ended December 31, 2008 (the “2008 Form 20-F”), which was filed with the Securities and Exchange Commission (the “Commission”) on June 30, 2009. In response to your comments and on behalf of América Móvil, S.A.B. de C.V. and its consolidated subsidiaries (collectively, “América Móvil”), we hereby submit the responses below.

For your convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below the comments. As a result of our responses set forth in this letter, including undertakings concerning future filings of América Móvil on Form 20-F, we believe it will not be necessary to amend the 2008 Form 20-F.

Item 19. Exhibits

1.            Instruction 4 to Item 19 requires you to file certain material contracts. Based on your disclosures on pages 90 to 92 and page 109, we note that you have not filed certain contracts including, but not limited to, certain agreements between Telcel and Telmex in Mexico and your Brazilian subsidiaries and Embratel. Please advise whether these contracts with related parties are considered material contracts, and if not, why. In future filings, if you conclude they are material contracts, please file them, including any licenses and concessions held by Telcel and other subsidiaries and affiliates.

Under the “Instructions as to Exhibits” in Form 20-F, as applied to us, we must file as exhibits contracts that are material to us, but we are not required to file contracts of the type that ordinarily accompanies the kind of business that América Móvil and its subsidiaries conduct (referred to below as “ordinary-course contracts”), unless they fall within any of four exceptions (referred to below as the “exceptions”): (i) contracts to which certain persons such as directors, officers and security holders named in the 2008 Form 20-F are parties, (ii) contracts upon which América Móvil’s business is substantially dependent, (iii) contracts for the acquisition or sale of property, plant or equipment if the consideration exceeds 15% of our fixed assets on a consolidated basis, and (iv) material leases under which we hold part of the property described in the 2008 Form 20-F. We do not refer to the third and fourth exceptions below, because all of the contracts fall clearly outside their scope.

Related Parties – Continuing Commercial Relationships

The contracts described under “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Transactions with Telmex, Telmex Internacional and subsidiaries—Continuing Commercial Relationships” in the 2008 Form 20-F relate to telecommunications and operational services such as interconnection between networks, use of facilities for co-location of equipment, use of private circuits, and the provision of long distance services to our customers. Some of these contracts could be considered material, but all of them are ordinary-course contracts, and none falls within the exceptions. In particular:

•	None of them have been entered into by any of our directors, officers, promoters, voting trustees or any security holder named in the 2008 Form 20-F.
•

Our business is not substantially dependent on any one specific contract. In particular, no single contract relates to the sale of “the major part” of our telecommunication services or the purchase of “the major part” of our requirements of services. No single contract in this category accounted for more than 3.5% of our consolidated 2008 revenues or more than 3.4% of our consolidated 2008 operating expenses (excluding depreciation and amortization).

Accordingly, none of these contracts is required to be filed.

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Related Parties – Other Commercial Relationships

The contracts described under “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Transactions with Telmex, Telmex Internacional and subsidiaries—Other Commercial Relationships” in the 2008 Form 20-F relate to the construction of fiber optic networks, the provision of backbone network capacity, leases of real property, the provision of capacity and infrastructure, the distribution of handsets and prepaid cards, and the provisions of call center services. We believe that none of these contracts is material, but in any case all are ordinary-course contracts and none falls within the exceptions. Accordingly they do not need to be filed as exhibits to the 2008 Form 20-F.

Related Parties – Other Affiliates

Some of the contracts described under “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Transactions with Other Affiliates” in the 2008 Form 20-F are material contracts and are filed as exhibits to our Form 20-F. See Exhibits 4.1 through 4.5 (consulting services agreement with AT&T and management services agreement with AMTEL). The other contracts described in this section are ordinary-course contracts (e.g., purchase of insurance and banking services, sale of products at retail stores) and do not fall under any of the exceptions, so they are not required to be filed as exhibits.

Concessions and Licenses

Finally, we address the concessions and licenses granted by regulatory authorities referred to in “Item 10. Additional Information—Certain Contracts” in the 2008 Form 20-F and discussed in detail in Item 4. We operate our wireless business through more than 173 different concessions or licenses granted by the relevant regulatory authorities in 17 different jurisdictions. Each covers particular frequencies and geographical regions. While some of these concessions and licenses resemble contracts in form, we believe that in substance they are better described as administrative acts than as contracts. They are rights to use a particular range of spectrum for a specific term, granted by governmental authorities pursuant to applicable telecommunications rules and regulations.

Even if the concessions and licenses were considered to be contracts, they would not be required to be filed as exhibits. They are ordinary-course contracts, and they do not fall within any of the exceptions. In particular, América Móvil as a whole is not substantially dependent on any one specific concession or license. Each concession or license is limited geographically either by country or by region within a given country, and none individually rises to the level of “substantial dependence”. No single concession or license accounted for revenues exceeding 6.7% of our 2008 consolidated revenues.

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2.            We note your inclusion of a disclaimer regarding the accuracy of, and investor use of, the information in agreements included as exhibits to your filing. Please note that general disclaimers regarding the accuracy and completeness of disclosure, or investor use of that information, may not be sufficient when you are aware of material contradictory information. Please revise your disclosure to include a clear statement of the company’s disclosure obligations with respect to material contradictory information. In addition, please remove the clause that states that the representations and warranties in the agreements “may have been qualified by disclosures that were made to the other party or parties and that either have been reflected in the company’s filings or are not required to be disclosed in those filings.” The company’s obligation to consider whether additional disclosure is necessary in order to make the statements made not misleading applies to the representations and warranties as contained in the agreement filed as an exhibit to the Form 20-F.

Furthermore, please revise to remove any potential implication that the information in agreements does not constitute public disclosure under the federal securities laws. In this regard, we note your statement that the representations and warranties contained in the agreements “may not describe our actual state of affairs at the date hereof.”

If we include the disclaimer in future annual filings on Form 20-F, we will revise it to include a statement acknowledging our obligation to make adequate disclosures when statements contained in an exhibit could lead investors to a conclusion that would be materially false or misleading. We will remove the clause identified in the first paragraph above regarding qualifications by disclosures made to other parties.

The statements in the disclaimer do not imply that the information in agreements included as exhibits to the Form 20-F does not constitute public disclosure under federal securities laws. We believe it is important to remind investors of the date on which statements were made so they have a full understanding of the context and do not draw unwarranted conclusions.

*       *   *

América Móvil acknowledges that (1) América Móvil is responsible for the adequacy and accuracy of the disclosure in its filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) América Móvil may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We are grateful for your assistance in this matter. If you have any questions regarding the foregoing responses or require any additional information, please do not hesitate to contact me at (011) 5255-2581-4250 or Nicolas Grabar at (212) 225-2414.

AMÉRICA MÓVIL, S.A.B. DE C.V.

  /s/ Alejandro Cantú Jiménez

By: Alejandro Cantú Jiménez

Title: General Counsel

cc:	Ajay Koduri
Securities and Exchange Commission

Carlos José García Moreno Elizondo

América Móvil, S.A.B. de C.V.

Nicolas Grabar

Francisco Cestero

Glorimari Vargas

Robert Manzanares

Cleary Gottlieb Steen & Hamilton LLP

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